245 Summer Street Boston, MA 02210	Fidelity® Investments

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 12, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Rutland Square Trust II (the trust): File Nos. 333-139427 and 811-21991

Strategic Advisers Core Income Fund, Strategic Advisers Income Opportunities Fund (the fund(s))

Post-Effective Amendment Nos. 129 & 126

Dear Ladies and Gentlemen:

On behalf of Fidelity Rutland Square Trust II (the “Registrant”), Post-Effective Amendment Nos. 129 & 126 (the “Amendment”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 Act, as amended (the “Securities Act”), was electronically transmitted for filing pursuant to Rule 485(a) on February 10, 2025 (Accession No. 0001364924-25-000023). The Amendment has been filed solely for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Names Rule”).

We hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that the Amendment receive selective review from the SEC and its Staff of the changes contained herein. The Amendment reflects the implementation of changes in connection with amendments to the Names Rule, and, aside from the sections highlighted below, each fund’s prospectus(es) and SAI(s) are “not substantially different” from the disclosures that were previously filed in Post-Effective Amendment Nos. 122 & 125 (Accession No. 0001364924-24-000092) to the Trust’s registration statement on N-1A. The sections of the Amendment that include substantive differences from the prior disclosure include: (i) the Principal Investment Strategies sections of the Fund Summary section in the prospectus; and (ii) the Principal Investment Strategies and Description of Principal Security Types sections in the Investment Details section of the prospectus.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this Amendment.

Sincerely,

/s/Renée Fuller
Renée Fuller
Shareholder Reporting